06011857

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

SEC MAIL RECEIVED PROCESSING
MAR 20 2006
WASH, D.C. 213 SECTION

Corporate Communications / Investor Relations

Date	March 8, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press releases, dated March 8, 2006:

- **VNU agrees to public offer from private equity group**
- **VNu delivers 2005 EPS of Eur 1.00, exceeding earlier forecast**
- **VNU dividend on common shares**

With kind regards,
VNU bv

Maarten Schikker

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL

3/23

1.1.001 02.99

vnu

ALP INVEST The Blackstone Group THE CARLYLE GROUP

HELLMAN & FRIEDMAN LLC KKR THL PARTNERS

PRESS RELEASE

VNU ADR FILE NUMBER 82-2876

Not for release, publication or distribution, in whole or in part, in or into Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V.

VNU Agrees To Public Offer From Private Equity Group That Values Company at EUR 28.75 Per Common Share, or Approximately EUR 7.5 Billion in Cash

Offer represents a multiple of 13.4 times 2005 normalized EBITDA, an attractive valuation compared with recent trading of peer company stocks as well as VNU's stock

Consortium intends to keep VNU substantially together as an integrated company pursuing existing long-term strategy

Consortium members are affiliated funds of AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co. and Thomas H. Lee Partners

The Supervisory and Executive Boards unanimously support and unanimously recommend the Intended Offer

Haarlem, the Netherlands, March 8, 2006 – VNU N.V. (ASE: VNU), a leading global information and media company, and Valcon Acquisition B.V. (the "Offeror"), a holding company newly incorporated in the Netherlands, announced today that they have agreed to a public offer for VNU that values the company's equity at EUR 7.5 billion, or EUR 28.75 per common share.

The expectation that VNU would reach an agreement on the intended public offer for all of the company's issued common shares and 7% preferred shares was realized after a meeting of the company's Supervisory Board in Haarlem yesterday evening. Following the meeting, VNU and the Offeror entered into a merger protocol for the purchase of the company (the "Offer"). The Offeror is controlled by a private-equity group consisting of affiliated funds of AlpInvest Partners N.V., The Blackstone Group L.P., The Carlyle Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Thomas H. Lee Partners, L.P.

The Supervisory and Executive Boards of VNU, after giving due consideration to the strategic, financial and social aspects of the proposed transaction, unanimously support the Offer and conclude that it is in the best interests of shareholders and all other stakeholders of VNU, and they unanimously recommend that shareholders accept the Offer.

"Based on a long and careful analysis of various alternatives, including remaining a stand-alone company and breaking up the company, we concluded that this transaction best serves the interests of VNU's shareholders, clients and employees," said Aad Jacobs, chairman of VNU's Supervisory Board. "The all-cash offer provides shareholders with an attractive price that fully reflects the independently assessed fair value of the company."

Offer Highlights

The Offer will be an all-cash offer for all of the issued and outstanding common shares and all of the issued and outstanding 7% preferred shares of VNU N.V. Based on the Offer price of EUR 28.75 per common share, the value of the offer for the common shares is approximately EUR 7.5 billion. Based on the Offer price of EUR 13.00 per 7% preferred share, the value of the offer for the 7% preferred shares is approximately EUR 2 million.

The Offer price of EUR 28.75 per common share represents:

- A multiple of 13.4 times 2005 normalized EBITDA (adjusted for IMS and IRI settlement costs and book gains), an attractive valuation compared to the recent trading of peer company stocks, as well as to the recent history of trading of VNU's stock; and
- A 23% premium over the closing price on July 8, 2005, the last trading day prior to VNU's announcement of its planned merger with IMS Health.

The aggregate value of the transaction is approximately EUR 8.6 billion, or $10.3 billion, including net indebtedness. VNU will not declare or pay any dividends on its common shares.

Launch of the Offer is subject to completion of preparations and customary conditions. The closing of the transaction is conditioned upon 95% of VNU shareholders in each class, common and preferred, tendering their shares, as well as regulatory approvals and other customary closing conditions. Following the closing, VNU shares will no longer be listed on Eurolist by Euronext Amsterdam.

Rob van den Bergh, chief executive officer of VNU, said, "This transaction brings VNU new owners who support our long-term strategy of growth through expanded market coverage; expansion into developing markets; technology and service innovation; and development of integrated business solutions for our clients. It gives the company the added operational flexibility of private ownership. VNU will continue to focus on improving efficiency and integration across our businesses to ensure that we capture the substantial growth opportunities made possible by our business model and strategy."

Previously, Van den Bergh had announced that he would step down as chief executive officer. This is now anticipated to happen upon the closing of the transaction.

AlpInvest Partners N.V., The Blackstone Group L.P., The Carlyle Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Thomas H. Lee Partners, L.P. said in a statement: "We are investing in the future of a company with an unmatched portfolio of market-leading assets, a highly knowledgeable and dedicated employee base and a sound strategy for the future. We intend to capitalize on these strengths by keeping VNU substantially together as an integrated company and continue to pursue its long-term strategy of improving operational efficiency and investing in product development and innovation. VNU's businesses bring together a unique combination of market intelligence, analysis, advice and service. We are confident that the company is well positioned to build further on these strengths."

Each of the six firms in the consortium has a strong track record of successful long-term investments in a wide variety of companies and industries.

VNU has signed a Merger Protocol with the private-equity consortium. The company and the Offeror will make all requisite filings with appropriate competition authorities and the Netherlands Authority for the Financial Markets (AFM). VNU also will have all requisite consultations with, among others, the Works Council and trade unions. VNU expects the public offer for its shares to commence in early to mid-April and to hold a shareholders meeting to discuss the offer sometime in mid- to late April. This meeting is expected to coincide with VNU's annual shareholders meeting, currently scheduled for April 18, 2006. The company would expect the tender period to be completed in early to mid-May, with acceptance and settlement of all tenders by the end of May.

Among other things, the Offeror has given the company certain undertakings relating to the continuation of employee benefit programs for 12 months following completion of the tender.

Background of the Offer

On December 14, 2005, the company disclosed that it had received expressions of interest from various parties regarding a possible acquisition of the company. The company's Supervisory Board and Executive Board began to evaluate this possibility as well as other alternatives for the company.

The company retained Credit Suisse and Evercore Partners as its financial advisors. The Supervisory Board and Executive Board engaged NM Rothschild & Sons to provide additional financial advice.

On January 16, 2006, the company announced that it had received a non-binding proposal to purchase the company for EUR 28.00 to 28.50 per common share from a private-equity consortium consisting of affiliated funds of AlpInvest Partners N.V., The Blackstone Group L.P., The Carlyle Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P., Permira Advisors Ltd. and Thomas H. Lee Partners, L.P. Permira later withdrew from the group. VNU said it would proceed with discussions with this private-equity consortium as VNU continued to weigh alternatives and fully and fairly

evaluate what course of action will serve the best interests of the company's stakeholders. During this period, a second private-equity consortium indicated that it was not prepared to further consider at that time a potential acquisition of VNU at a comparable valuation.

On February 7, 2006, the company announced that it would continue its talks with the private-equity group.

The Supervisory Board met again on February 28, 2006, to discuss the transaction and alternatives and review reports prepared by the financial advisors. On Tuesday, March 7, 2006, the Supervisory Board met and, after carefully considering all options available to the company, unanimously concluded that this transaction was in the best interests of VNU's stakeholders. Credit Suisse and NM Rothschild & Sons both delivered opinions to the effect that, based upon and subject to the matters considered, assumptions used and qualifications set forth in these opinions, the consideration offered per ordinary share is fair, from a financial point of view, to the holders of ordinary shares.

Stand-alone Analysis
Over the past six months, VNU has worked on a stand-alone operating plan that includes Project Forward, a three-year program that is targeting annualized cost savings of EUR 125 million incremental to the current operating plans of VNU's business units.

The Executive and Supervisory Boards considered the potential value creation as a stand-alone public company, and believe that the Offer is more attractive to shareholders, taking into account:

- Business Opportunities and Challenges: In addition to the operating and cost savings opportunities, VNU's businesses face challenges such as price compression in its Marketing Information group, and rapid technological change affecting each of its business units.
- Execution Risk: Achieving the projections and cost savings is uncertain and may be more difficult to achieve as a public company.
- Valuation: The Offer represents an attractive multiple on historical and projected cash flows, even assuming Project Forward and the company's long-term operating plan are fully achieved.

After taking into account the opportunities and risks as a stand-alone company, the Supervisory and Executive Boards came to the conclusion that the Offer by the private-equity consortium is in the best interests of shareholders, clients and employees.

Break-up Analysis
Before committing to the private-equity offer, the Supervisory and Executive Boards also thoroughly analyzed the risk-reward benefits of breaking up the company. The Boards determined that pursuing a break-up would not be as attractive to shareholders as a sale of VNU in a single transaction, particularly after taking into account the time value of money and substantial valuation and execution risks, including:

- Uncertain completion: No other offers currently exist for the businesses, and there would be both timing and achievability risks to obtain such offers at reasonable valuations.
- Loss of economies of scale: A substantial portion of the Project Forward cost savings opportunities available to VNU may not be obtainable if the company were split apart. In addition, any business units that become standalone companies would incur incremental expenses, including those associated with being a public company.
- Adverse tax effects: There would be adverse tax effects on a sale or potential spin-off of VNU's businesses. Additionally, the company enjoys certain tax advantages as a Dutch company that would not be available to spin-off companies based in the U.S.
- Negative client reaction: VNU has been working with major clients to create unique combinations of its marketing, media and consumer information. Clients understand the advantages VNU brings to creating integrated services and they prefer that the company remain together.
- Distraction cost: A break-up of the company could take an extended period of time to complete, disrupting management and employees and potentially damaging client relationships.

Based on this analysis, the Supervisory and Executive Boards came to the conclusion that breaking up the company would not be in the best interests of VNU´s shareholders, clients and its employees.

Financial advisory services have been provided to the Offeror by JPMorgan and ABN AMRO Bank, along with Deutsche Bank, Citigroup and ING. Citigroup, Deutsche Bank and JPMorgan, along with ABN AMRO Bank and ING, will provide financing for the transaction.

Simpson Thacher & Bartlett LLP and De Brauw Blackstone Westbroek N.V. provided legal counsel to VNU. Clifford Chance LLP and Latham & Watkins LLP acted as legal advisors to the private-equity consortium.

This announcement is a public announcement as referred to in section 9b, par. 2(a), of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

Forward-looking Statements
This document contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Today's Investor and Media Events
VNU will host a meeting for the investment community and media today, March 8, at 10:00 a.m. (CET) to discuss this press release and the company's 2005 results. At 4:00 p.m. (CET), VNU will conduct a conference call for investors. Both events will be conducted in English. The morning meeting will be video-webcast and the afternoon conference call will be audio-webcast at www.vnu.com. An archive of both webcasts will be available on VNU's web site after the events. For more information, contact Mark Walter at +44 (0) 207 614 2900 or Laura Martin at +1 212 889 4350, both of Taylor Rafferty Associates.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Adweek, Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

About the Consortium

AlpInvest Partners

AlpInvest Partners is one of the largest private equity investors in the world with over EUR 30 billion of assets under management. Approximately 80% of these funds are invested by AlpInvest Partners in private equity funds globally, with the remainder invested directly in companies as a co-investor in Europe and the US. AlpInvest Partners has approximately 55 investment professionals based in Amsterdam and New York. Its shareholders and main clients are ABP and PGGM, two of the largest pension funds in the world with respectively EUR 187 billion and EUR 69 billion of assets under management (as per September 2005). www.alpinvest.com

The Blackstone Group

The Blackstone Group, a leading investment and advisory firm with offices in New York, Atlanta, Boston, Los Angeles, London, Hamburg, Paris, and Mumbai, was founded in 1985 and has raised over $50 billion for alternative asset investing. Blackstone has completed or committed to 96 private equity transactions with a total transaction value of US$138 billion. In addition to private equity investments, Blackstone's core businesses include real estate investments, corporate debt investments, distressed debt, marketable asset management, corporate advisory services and restructuring advisory services. Blackstone's Private Equity Group has been a long-time investor in media and communications and seeks to partner with and support outstanding management teams in creating long-term value in market-leading businesses. Notable investments in the communications and media industries include: Bresnan Communications, Columbia House, Houghton Mifflin, Freedom Communications, Montecito Broadcasting Group, New Skies Satellites, Sirius Satellite Radio, SunGard Data Systems and Susquehanna Radio. www.blackstone.com

The Carlyle Group

Carlyle is a global private equity firm with approximately US$35 billion under management. Carlyle invests in buyouts, venture capital, real estate and leveraged finance in North America, Europe and Asia. Since 1987, the firm has invested approximately US$15 billion of equity in over 440 transactions. The firm conducts its investment activities through focused industry groups that leverage the extensive operating, corporate, and government experience of its partners. Media and Telecom is a long-standing area of investment focus for Carlyle. Currently, Carlyle's Media and Telecom group is anchored by 16 investment professionals primarily focused on completing leveraged acquisitions in partnership with strong management teams. Carlyle's recent media and telecom investments include: Casema, Dex Media, Hawaiian Telcom, Insight Communications, Loews Cineplex, PanAmSat and WILLCOM.

Hellman & Friedman

Hellman & Friedman LLC is a leading private equity investment firm focused on investing in superior business franchises and as a value-added partner to management in select industries including media, information services, financial services, professional services and energy. Since its founding in 1984, the Firm has raised and, through its affiliated funds, managed over US$8 billion of committed capital. The Firm has offices in San Francisco, New York and London. The Firm's marketing services and media investments include Axel Springer AG, ProSiebenSat.1, Formula One, DoubleClick, Eller Media, Advanstar, Young & Rubicam and Digitas.

Kohlberg Kravis Roberts & Co

KKR, founded in 1976, is one of the world's oldest and most experienced private equity firms. KKR specializes in management buyouts, and has established itself as the largest and most active participant in the industry. KKR's investing activities are made on behalf of itself and its investors. These institutional investors include state and corporate pension funds, banks, insurance companies, other financial institutions, and university endowments.

Since its founding, KKR has completed approximately 140 transactions globally with a total value of approximately US$186 billion. Some of KKR's current investments include TDC, VendexKBB, SBS Broadcasting, PanAmSat and SunGard Data Systems. Other notable transactions include RJR Nabisco, Duracell, Safeway, Autozone, Willis, Stop & Shop, Yellow Pages Group, Legrand and Storer Communications.

Thomas H. Lee Partners
Thomas H. Lee Partners, L.P. is one of the oldest and most successful private equity investment firms in the United States. Since its founding in 1974, THL Partners has invested over US$10 billion of equity capital in more than 100 businesses with an aggregate purchase price of more than US$70 billion, completed over 200 add-on acquisitions for portfolio companies, and generated superior returns for its investors and partners. THL Partners identifies and acquires substantial ownership positions in large growth-oriented companies through acquisitions, recapitalizations and direct investments.

The firm currently manages approximately US$12 billion of committed capital, including its most recent fund, the US$6.1 billion Thomas H. Lee Equity Fund V. Notable transactions sponsored by the firm include American Media, Fisher Scientific, Grupo Corporativo ONO, Houghton Mifflin, Nortek, ProSiebenSat.1, Snapple Beverage, Spectrum Brands, Transwestern Publishing, Warner Chilcott and Warner Music Group.

VNU Contacts

Press	Will Thoretz	+31 23 5463 600 (Haarlem)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)
	Arnout Asjes	+1 646 654 5031 (New York)

Consortium Press Contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4891 (New York)
M: Communications	Hugh Morrison	+44 207 153 1534 (London)

# # #

ADR file nr 82-2876

Press release

Date March 8, 2006

VNU DELIVERS 2005 EPS OF EUR 1.00, EXCEEDING EARLIER FORECAST

- **Reported EPS of EUR 1.00, up 3%, beats previous forecast of EUR 0.85 to EUR 0.90**
- **EPS upside driven by better-than-expected results and favorable settlement of tax audits, more than offsetting IRI settlement cost**
- **Organic EBITDA[(a)] up 11%, excluding one-time items[(b)], exceeds earlier forecast of high-single digit growth**
- **Organic revenues[(a)] up just over 5%, at lower end of previous guidance**
- **Strong organic[(a)] growth from MMI, U.S. trade shows and *Intermediair*; MI performing well outside Europe**
- **In a separate press release today, VNU announced that it has agreed to a public offer from private-equity group that values the company's equity at EUR 7.5 billion, or EUR 28.75 per common share**

Amounts x EUR 1 million	2005	2004	change %	
			reported	at constant currencies[(c)]
Revenues	3,457	3,319	4%	5%[(a)]
EBITDA	587	576	2%	11%[(b)]
Earnings per share *(x EUR 1)*	1.00	0.97	3%	5%
EBITDA as a percentage of revenues	17.0%	17.4%	-/-40 basis points	

(a) *Organic growth excludes the impact of currency exchange and acquisitions and divestitures*
(b) *Organic growth excluding one-time items: IMS merger costs and IRI settlement costs in 2005 and restructuring provisions and a real estate gain in 2004*
(c) *2005 actuals recalculated against 2004 currency exchange rates*

Haarlem, the Netherlands – VNU NV (ASE: VNU), fueled by continued solid revenue growth and effective cost controls, today reported 2005 earnings per share of EUR 1.00, exceeding the company's earlier guidance of EUR 0.85 to EUR 0.90 per share.

Reported EPS of EUR 1.00 was driven by better-than-expected business results, along with a positive impact of EUR 0.22 per share related to a lower effective tax rate

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

resulting primarily from the closing of several tax audits and the associated release of provisions for potential tax exposures. Reported 2005 earnings also benefited from a gain on the disposition of businesses (EUR 0.04), a gain associated with the change in pension and post-retirement obligations in the Netherlands (EUR 0.03) and revised provisions associated with discontinued operations (EUR 0.02). The net positive impact of these items, in total, more than offset the negative impact of one-time transaction costs associated with the IMS merger and costs related to the settlement of the IRI antitrust litigation (combined negative impact of EUR - 0.20 per share).

VNU continued to deliver solid top-line growth, with most businesses performing well, particularly VNU Media Measurement & Information, which grew organic revenues 11%. Overall, organic revenue growth was just over 5%, at the low end of the previous guidance, due primarily to difficult economic conditions in Europe that affected both ACNielsen and VNU's trade magazines, particularly its IT titles. Reported revenues, at EUR 3,457 million, were up 4% from the prior year.

Organic EBITDA, excluding one-time items, rose 11%, surpassing the previous estimate of high single-digit growth. The company continues to manage costs effectively, and deliver more of its revenue growth to the bottom line. Reported EBITDA of EUR 587 million was up 2%, reflecting the negative impact of IMS Health merger costs (EUR -30 million) and IRI settlement costs (EUR -47 million) in 2005, and restructuring provisions (EUR -38 million) and a real estate gain (EUR 14 million) in 2004.

Executive Commentary

"Overall, I am very pleased with VNU's performance in 2005," said Rob van den Bergh, CEO. "Our results reflect the continued strong demand for our consumer, media and marketing information services, the ongoing strength of our trade show business, a modest improvement in advertising among a number of our trade magazines, and our relentless focus on managing costs across the entire company."

Regarding the 2005 performance of VNU's business groups, Van den Bergh said:

"VNU Media Measurement & Information had a strong year. The group delivered double-digit organic revenue and EBITDA growth, led by another strong performance from Nielsen Media Research, which continued to expand its coverage of national and local TV audiences in the U.S., and by improved results from NetRatings, our 61%-owned Internet measurement business, which continues to benefit from strong growth in the Internet as an advertising medium and marketplace.

"Marketing Information (MI) revenue was up 4%, driven by double-digit gains in Latin America and Emerging Markets, along with good growth at every other MI business, which more than offset a slight decline in Europe, where poor economic conditions led to pricing pressure and held down client spending on discretionary research projects.

Nonetheless, Europe, along with the rest of the group, was able to achieve its profit objectives as a result of tight cost controls, even as the group continued to invest in expanded market coverage, improved information factories and delivery systems, and integrated advisory services.

"Our Business Information group delivered strong organic EBITDA growth of 8%, on 2% organic revenue growth. Our trade show business was strong, with 10% revenue growth in the U.S. fueled by 10 new shows. U.S. advertising revenues increased slightly after four consecutive years of decline, with particularly good results from *Billboard*, *Adweek*, *Brandweek* and *Mediaweek*. The European advertising marketplace remained weak, however, with the exception of recruitment advertising and another good performance by *Intermediair*. E-media, meanwhile, grew at a double-digit rate, reflecting the shift to more online content and advertising.

"Overall, VNU must continue to address the rapid pace of change in the marketplace and in technology, generally weak advertising markets, and pricing pressure from clients who are more intently focused than ever on generating a measurable return on their information investment. Yet, I believe we are taking positive and effective steps to respond to these issues, bring innovative solutions to the market, raise the value we deliver and ensure VNU's long-term success."

Outlook

VNU is confident about its growth prospects in 2006 and beyond, based on its leading market positions, its ability to expand its existing services and create new services to meet the changing needs of its client base, and its opportunities to integrate its information, analysis and advice to develop a new generation of advanced business solutions for clients. However, the company deems it too early in the year to give any earnings guidance for 2006.

VNU Agrees to Public Offer for Company

VNU, in a separate release today, announced that it has agreed to a public offer from a private-equity consortium that values the company's equity at EUR 7.5 billion, or EUR 28.75 per common share. The consortium consists of AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., and Thomas H. Lee Partners.

The Supervisory and Executive Boards, after a long and careful analysis of various alternatives for the company, concluded that the offer is in the best interests of VNU's shareholders, clients and employees, and are recommending that shareholders accept the offer.

Among the alternatives considered were to continue as a standalone company while implementing a three-year program to achieve annualized cost-savings of EUR 125

Press release

million by 2008. The Boards also considered the risk-reward benefits of breaking up the company. After taking into consideration the opportunities and risks associated with remaining a standalone company, and the substantial valuation and execution risks associated with a potential break-up, the Boards concluded that the offer from the private-equity group is in the best interests of VNU's stakeholders.

"We see this offer as a significant endorsement of the fundamental strengths of VNU," Van den Bergh said. "Clearly, the investor group concluded that VNU is a valuable company with significant growth potential and a sound strategy, and the group has indicated its intention to pursue that strategy while keeping the company substantially together."

UPDATE BY GROUP

Marketing Information

Amounts x EUR 1 million	2005	2004	% change	
			reported	organic
Total revenues	1,874	1,806	4%	4%
EBITDA	287	243	18%	4%*

** Excluding one-time items in 2004 totaling EUR -30 million*

VNU Marketing Information (MI) achieved 6% organic revenue growth outside of Europe, led by double-digit increases in Latin America and Emerging Markets (including Eastern Europe), and solid growth in other regions and business units. Overall, including Europe, organic revenues were up 4%. On a reported basis, MI revenue was EUR 1,874 million, 4% higher than last year, as the group faced pricing pressure, particularly in the U.S. and Europe, and revenue compression from industry mergers.

The group's organic EBITDA rose 14%, excluding ACNielsen Europe and one-time costs for restructuring and other efficiency actions in 2004, as all other regions and business units achieved strong profit growth, driven by higher revenues and cost improvements. Including Europe, but excluding the one-time items, organic EBITDA was up 4%. Reported EBITDA amounted to EUR 287 million, up 18%.

Continuing its aggressive cost management, the group's operating margin rose to 15.3% from 13.5% in 2004, when the margin was impacted by one-time restructuring costs. Two major efficiency programs – Project Atlas (North America) and Project Gol (Latin America) – achieved their objectives, and MI plans to expand these programs to other parts of the business in 2006.

During the year, ACNielsen Europe continued the rollout of its new data factory, with successful launches in the Netherlands and Belgium, and plans to introduce the system

in France, Italy and the U.K. in 2006. The region also continued to expand its consumer panels, with the goal of ultimately measuring the buying habits of 70,000 households across 10 markets. ACNielsen Europe continues to meet its profit targets through aggressive cost management, despite sluggish revenue growth as clients reduce their discretionary spending in the face of tough economic conditions.

Elsewhere, ACNielsen completed the expansion of its U.S. *Homescan* consumer panel to 125,000 households during the year, while continuing to expand its panels in Latin America and Asia Pacific. ACNielsen also expanded retail coverage in important growth markets like China, India and Russia, while introducing new services tailored to the special needs of its retailer clients.

VNU Advisory Services (renamed ACNielsen Advisory Services at the start of 2006) continued to develop next-generation business solutions, such as *DecisionSmart*, that integrate capabilities from across the group. Advisory Services also led a successful pilot program for delivering integrated "VNU Advantage" service to key clients in 2005, with plans to expand the program to additional clients in 2006.

Media Measurement & Information

Amounts x EUR 1 million	2005	2004	% change	
			reported	organic
Total revenues	968	900	8%	11%
EBITDA	271	238	14%	19%

The Media Measurement & Information (MMI) group delivered strong organic revenue growth of 11%, fueled by another strong performance from Nielsen Media Research in the U.S., and growing demand for the Internet measurement services of NetRatings, which is 61% owned by VNU. Reported revenues rose 8%, to EUR 968 million.

Organic EBITDA climbed 19%, driven by the strong top-line growth of Nielsen Media Research in the U.S. On a reported basis, EBITDA rose 14%, to EUR 271 million, including a gain on the disposition of businesses which contributed EUR 8 million to group profits.

In the U.S., Nielsen Media Research continued to expand its national and local TV ratings coverage, to provide more precise views of increasingly fragmented TV audiences, and introduce new advances in measurement technology, to capture viewing behavior in the digital age. During 2005, Nielsen completed about 90% of its national sample expansion, and expects to reach its goal of nearly doubling the sample to 10,000 households in 2006. The rollout of Nielsen's Local People Meter, now in nine of the top 10 local markets in the U.S., will be completed in 2006. Both the national and local expansions drove strong revenue results in 2005.

Internationally, Nielsen's new TV ratings joint venture – AGB Nielsen Media Research (results of which are recorded as a share of profit of associates and joint ventures) – performed well, and continued to expand its coverage of China, the world's fastest-growing advertising market.

Nielsen Ventures continued to introduce innovative services for measuring the impact of alternative media promotions, such as sports sponsorships and stadium signage, product placement on TV and in movies, and video-game advertising. In early 2006, VNU acquired a 50.1% stake in BuzzMetrics, to measure online consumer-generated media, such as blogs, chat rooms and product feedback sites.
NetRatings, 61% owned by VNU, achieved double-digit organic revenue growth on continued strong demand for its Internet audience and advertising measurement services. The business expects to achieve run-rate profitability for the first time in 2006.

Business Information

Amounts x EUR 1 million	2005	2004	% change	
			reported	organic
Total revenues	618	614	1%	2%
EBITDA	109	95	15%	8%

Organic revenues at VNU Business Information were up 2%, while organic EBITDA grew 8% on continued strong performance from VNU's trade show business, which accounts for about 80% of the group's profit, and continued improvement from Business Publications in the Netherlands. Top-line growth was held down by sluggish advertising markets, especially in Europe among the group's IT titles. Reported revenue was EUR 618 million, up 1%, while reported EBITDA, at EUR 109 million, was 15% higher than the prior year. The group's 2005 reported EBITDA benefited from a gain of EUR 4 million on the sale of several publications. The group's operating margin rose to nearly 18%.

Trade show revenues in the U.S. climbed 10%, as the group launched 10 new events during 2005. VNU Expositions Asia continued to expand its activities in China, nearly doubling revenues there.

After seeing advertising revenues decline for four consecutive years, the U.S. trade magazine business saw a slight uptick in ad revenue in 2005. Growth was led by solid performances from *Billboard*, *Adweek*, *Brandweek* and *Mediaweek*, as well as strong Internet advertising and growth in e-media platforms.

In Europe, the group's trade magazines continued to face difficult market conditions, although both revenue and EBITDA increased, albeit more slowly than expected.

Declines in display advertising were partly offset by growth in recruitment advertising and in revenue from the VNUNet network of IT web sites. In the Netherlands, the weekly recruitment publication, *Intermediair*, performed well, as did the online services, NationalVacaturebank.nl and Intermediair.nl. *Accountancy Age* and *Financial Director* in the U.K. also performed well.

Finances
Year-end net debt of EUR 1,089 million was up EUR 181 million from the prior year, with EUR 166 million of the increase due to foreign currency fluctuations.

In 2005, the company's effective tax rate was 8% compared with 25% in 2004. The effective tax rate is calculated as income taxes expressed as a percentage of profit before tax (excluding the share of net income of associates and joint ventures). The decrease in the effective tax rate is primarily due to the closing of several tax audits (including audits in the Netherlands and the United States) and the associated release of provisions for potential tax exposures.

Capital Spending
Capital expenditures totaled EUR 190 million in 2005, down EUR 27 million from the prior year. Together, VNU's Marketing Information and Media Measurement & Information groups accounted for 95% of total capital spending for 2005. VNU views its capital investments as vital to its competitiveness in the marketplace and to achieving top- and bottom-line growth. The company must prepare for the future by upgrading its technological infrastructure in measurement and analysis, by increasing the quantity and quality of its product offerings and by improving its client service.

International Financial Reporting Standards
As of January 1, 2005, VNU adopted International Financial Reporting Standards (IFRS), in accordance with European Union regulations. On August 9, 2005, VNU issued a press release in which the company presented preliminary 2004 financial information under IFRS. In that press release, VNU indicated the information presented was preliminary and subject to change. Final adjustments resulted in a restatement of 2004 earnings per share under IFRS from EUR 0.95 to EUR 0.97.

Forward-looking Statements
This document contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Today's Investor and Media Events

Press release

VNU will host a meeting for the investment community and media today, March 8, at 10:00 a.m. (CET) to discuss the company's 2005 results. At 4:00 p.m. (CET), VNU will conduct a conference call for investors. Both events will be conducted in English. The morning meeting will be video-webcast and the afternoon conference call will be audio-webcast at www.vnu.com. An archive of both webcasts will be available on VNU's web site after the events. For more information, contact Mark Walter at +44 (0) 207 614 2900 or Laura Martin at +1 212 889 4350, both of Taylor Rafferty Associates.

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	+31 23 5463 600 (Haarlem)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)
	Arnout Asjes	+1 646 654 5031 (New York)

Condensed Consolidated Balance Sheet

EUR Millions

	December 31,	
	2005	2004
ASSETS		
Current assets	**1,938**	**2,839**
Non-current assets		
Goodwill and other intangible assets	5,575	5,030
Other non-current assets	1,132	746
	6,707	**5,776**
TOTAL ASSETS	**8,645**	**8,615**
LIABILITIES AND EQUITY		
Current liabilities	**1,702**	**1,216**
Non-current liabilities	**2,711**	**3,769**
TOTAL LIABILITIES	**4,413**	**4,985**
TOTAL EQUITY	**4,232**	**3,630**
TOTAL LIABILITIES AND EQUITY	**8,645**	**8,615**

Condensed Consolidated Statement of Income

EUR Millions

	Year ended December 31, 2005	2004
Revenues	3,457	3,319
EBITDA	587	576
Depreciation, amortization and impairment charges	(249)	(280)
Operating Profit	338	296
Financial Income/(Expense)	(78)	(90)
Income from associates and joint ventures	10	(2)
Profit before tax	270	204
Income tax expense	(20)	(52)
Profit for the year from continuing operations	250	152
Profit for the year from discontinued operations	6	94
Profit for the year	256	246
Minority interests	-	4
Profit for the year attributable to equity holders of VNU	256	250
Earnings per ordinary share, basic and diluted:		
- Profit for the year from continuing operations	0.98	0.59
- Profit for the year	1.00	0.97

Condensed Consolidated Statement of Cash Flows

EUR Millions

	Year ended December 31,	
	2005	2004
Operating Activities		
Profit for the year attributable to equity holders of VNU	256	250
Adjustments to reconcile profit for the year to net cash provided by operating activities:		
- Depreciation, amortization and impairment charges	249	287
- Share-based payments expense	19	22
- Interest income and expense (net)	94	139
- Income tax expense	20	74
- Other	(51)	(54)
Changes in operating assets and liabilities, net of effect of businesses acquired and divested:		
- Working Capital and other non-current liabilities	(39)	(3)
- Net Interest received/(paid)	(91)	(158)
- Net cash paid for income taxes	(51)	(113)
- Dividends received from unconsolidated affiliates	9	30
Net cash provided by operating activities	**415**	**474**
Investing Activities		
Acquistions/Divestitures	(161)	1,975
Capital Expenditures	(190)	(217)
Proceeds from sale of property, plant and equipment	6	5
Other investing activities	(2)	92
Net cash (used in) provided by investing activities	**(347)**	**1,855**
Financing Activities		
Net proceeds/(repayment) of debt	(1,332)	(584)
Cash dividends paid to shareholders	(72)	(66)
Other financing activities	49	20
Net cash used in financing activities	**(1,355)**	**(630)**

Effect of exchange-rate changes on cash and cash equivalents	24	(6)
(Decrease)/increase in cash and cash equivalents	**(1,263)**	**1,693**
Cash and cash equivalents at beginning of year	**2,045**	**352**
Cash and cash equivalents at end of year, net of bank overdrafts	**782**	**2,045**
Free cash flow		
Net cash provided by operating activities	415	474
Capital Expenditures	(190)	(217)
Proceeds from sale of property, plant and equipment	6	5
Free Cash Flow	**231**	**262**

FINANCIAL CALENDAR

Date March 8, 2006

In compliance with the Dutch Corporate Governance Code, we herewith include our financial calendar for the first half year 2005, listing upcoming VNU events of interest to analysts and investors.

March 8	Publication 2005 Full Year Results Analyst, Investor and Media meeting in Amsterdam and London
March 9 and 10	Roadshow London / Roadshow the Netherlands
March 13, 14, 15	Roadshow USA

Special Events

November 15 – 17	Technology, Media & Telecoms Conference, Barcelona, Morgan Stanley

Press release

ADR File nr 82-2876

Date March 8, 2006

VNU DIVIDEND ON COMMON SHARES

Haarlem, the Netherlands – VNU, a leading global information and media company, confirms that, while the intended offer of Valcon Acquisition B.V. for its common shares announced today is pending, no dividends on the common shares will be declared or paid. It also confirms that, for other scenarios than closing of the offer, it has not taken a decision as to payment of dividend on its common shares.

This announcement is a public announcement as referred to in section 9b, par.1, of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Adweek, Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	+1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)
	Arnout Asjes	+1 646 654 5031 (New York)

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com